FRANK J. HARITON ATTORNEY - AT - LAW

1065 Dobbs Ferry Road, White Plains, New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

June 1, 2016

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NightFood Holdings, Inc. (the “Company”)

Amendment Number 2 to Registration Statement on Form S-1 – File Number 333-216709

Gentlemen:

This letter accompanies the above referenced registration statement amendment and the numbered paragraphs below correspond to the numbered paragraphs in the staff’s May 5, 2017 letter to the Company (the “Comment Letter”). For your convenience, I have included each comment in italics as well. The amendment is principally comprised of updating the prior filing and changes related to the Comment Letter.

1.	Comment: Upon executing the Equity Purchase Agreement with Black Forest Capital, LLC (“Black Forest Capital”) that you filed as Exhibit 10.1 to your Form 8-K on February 13, 2017 (the “EPA”), you also issued a Convertible Promissory Note to Black Forest Capital in the principal amount of $32,500 (the “February 8 Note”). Additionally, as disclosed in your Form 8-K on March 28, 2017, you issued an additional Convertible Promissory Note to Black Forest Capital for the principal amount of $87,500 (the “March 23 Note”) and also entered into a related Securities Purchase Agreement. Based on the balance sheet information included in the Form S-1, it appears that you do not have the present ability to repay these notes without recourse to the funds you expect to receive in connection with new issuances of stock pursuant to the EPA. We observe that the Notes provide for the potential issuance of shares of common stock in connection with the note repayments. Furthermore, it appears that you will use the equity line to repay the company’s indebtedness to Black Forest Capital. In these circumstances, it is the staff’s view that the proposed equity line transaction would not be permissible as an indirect primary offering. As described in the Notes, the investor would have the ability to determine the timing and pricing of common stock issuable upon conversion. For general guidance regarding equity line issues, you may refer to Compliance and Disclosure Interpretations: Securities Act Sections, Questions 139.12 – 139.24, available at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Please withdraw your registration statement, or in the alternative, if you enter into a different or amended equity purchase agreement, or an amended note, which has different attributes, you may amend your registration statement and file any amended agreements at that time.

Response: We have filed amendments to the two notes with Black Forest Capital, LLC (“BFC”) and the related agreements to ensure that the notes with BFC cannot be converted at the same time that the Company is making puts under the EPA. We believe that the amendments make us compliant with the Compliance and Disclosure Interpretations cited in the Comment Letter (the “CDI”).

2.	Comment: Please revise to disclose the maximum number of shares of your common stock that Black Forest Capital may acquire pursuant to the equity line agreement based on the current market price of your shares of common stock and ignoring any caps on the number of shares that Black Forest Capital may own at any time. In this regard, we note that you are registering 2,838,000 million shares of common stock under the agreement. We also note, however, that the equity line financing is for $5 million and that your common stock was valued at $0.158 per share as of April 7, 2017. In connection with this response, please provide us with your computations with respect to how you calculated this share amount. Revise your filing to disclose also the percentage of outstanding securities of the company the shares represent (without giving effect to the conversion or exercise of any outstanding convertible or exercisable securities).

When revising your filing, please update your share price to reflect your closing price on the OTCQB as of the latest practicable date.

Response: We have registered approximately one third of our public float as limited by commission rule. At the time of the filing we had 29,384,432 shares outstanding according to our transfer agent. Of those, 20,433,568 were held by insiders. In addition, several hundred thousand shares had recently been issued to consultants and investors, and were still within the 6 month restriction period. Our calculations told us that just over 8,500,000 shares were not held by insiders, and were already beyond the mandatory 6 month restriction period. The 2,838,000 number of shares represented approximately one third of those 8,500,000 shares. We have also updated the closing price to a later date.

3.	Comment: Sections 6.3 and 7.2(c) of the Equity Purchase Agreement suggest that Black Forest Capital is not irrevocably bound to purchase your securities and, accordingly, the transaction with Black Forest Capital may not be “complete.” In particular, Section 6.3 of the EPA required you to covenant not to take certain actions without the written consent of Black Forest Capital; including entering into any other “equity line of credit agreement with any other party or issue any promissory note convertible into common stock to any other party.” Please explain whether Black Forest Capital retains discretion regarding whether to accept a put or waive a condition precedent to the company’s ability to issue a put notice. Please refer to Compliance and Disclosure Interpretations: Securities Act Sections, Question 139.15.

Response: The Company has not and will not enter into another equity line of credit while this facility remains available. Such event is entirely in the Company’s control and discretion. Black Forest Capital has no discretion to refuse a put as required by the CDI.

4.	Comment: Please disclose the full discounted price at which Black Forest Capital will receive the shares. Your disclosure should clearly explain any fees or commission you paid to enter into the equity purchase agreement, whether in cash or securities, and any fees or commissions payable at the time of any put. We note your disclosure on page 34 that you have a convertible note with a principal amount of $32,500 owed to Black Forest issued in connection with the EPA.

Response: The requested disclosures have been made.

5.	Comment: Please include a risk factor to disclose the impact that the issuance of the common stock underlying your February 8 Note and March 23 Note could have on the market price of your stock.

Response: The requested disclosure has been made.

6.	Comment: We note the additional $87,500 convertible promissory note and the related securities purchase agreement with which you entered with Black Forest Capital on March 23, 2017. Please revise your filing to disclose this transaction.

Response: The requested disclosure has been made.

7.	Comment: Please revise your filing to disclose all the Convertible Notes you executed in March 2017 as disclosed in your Form 8-K filed on March 28, 2017.

Response: The requested disclosure has been made.

Very truly yours,

/s/ Frank J Hariton

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